Exhibit 8.3

May 9, 2008

Boards of Directors
Home Federal Mutual Holding Company of Louisiana
Home Federal Bancorp, Inc. of Louisiana (A Federal Corporation)
Home Federal Bancorp, Inc. of Louisiana (A Louisiana Corporation)
Home Federal Savings and Loan Association
624 Market St.
Shreveport, Louisiana 71101-3643

Gentleman:

You have requested our opinion regarding certain Louisiana state income tax consequences of the proposed conversion and reorganization of Home Federal Mutual Holding Company of Louisiana from a mutual holding company structure to a stock holding company structure, pursuant to the Plan of Conversion and Reorganization (the “Plan”) of Home Federal Mutual Holding Company of Louisiana, a federally chartered mutual holding company (“Mutual Holding Company”), Home Federal Bancorp, Inc. of Louisiana, a federally chartered mid-tier stock holding company (“Mid-Tier Holding Company”), Home Federal Bancorp, Inc. of Louisiana, a newly-formed chartered stock company, which will become in accordance with the terms of the plan, the holding Company for the Association (“Holding Company”) and Home Federal Savings and Loan Association, a federally chartered stock from savings association (“Association”), adopted effective as of December 11, 2007.  Unless otherwise defined, all terms used in this letter have the meanings given to them in the Plan or the Opinion, as hereinafter defined, as applicable.

We have not reviewed all of the legal documents necessary to effectuate either the conversion and reorganization of the Mutual Holding Company. An inherent assumption of this opinion is that all steps required by federal and state law and regulatory authorities will be effectuated consistent with the information submitted to us.

BACKGROUND

We have reviewed the federal income tax opinion (the “Opinion”) prepared by the firm of Elias, Matz, Tiernan & Herrick L.L.P. dated May 9, 2008 which was addressed and furnished to you.  We have also reviewed the representations of the management of the Mutual Holding Company, the Mid-Tier Holding Company, the Association and the Holding Company (the “Representations”) and supplied to the aforementioned authors of the Opinion.  We have relied on the facts and representations stated in the Opinion and representations as to the manner in which the proposed transactions will be accomplished and the federal income tax aspects of the transactions as detailed in the Opinion.  By this reference, such federal tax opinion and its related references are incorporated herein.

Boards of Directors
May 9, 2008

LOUISIANA LAW AND ANALYSIS

Louisiana income tax statutes are includes in Title 47, Sub-Title II, Chapter I, of the Louisiana Revised Statutes of 1950. Corporation income tax laws are contained within Part II A therein.  Individual income tax statutes are contained within Part III therein.

Pursuant to Louisiana Revised Statutes (La. R. S.) 47:287.501(B)(1), banking corporations who pay a tax for their shareholders or whose shareholders pay a tax for their shares of stock (among others) are exempted from imposition of any and all Louisiana income taxes. Stock savings and loan associations either pay a tax for their shareholders, or its shareholders pay a tax on their shares.

Louisiana corporate gross income and allowable deductions are defined as federal gross income and deductions, subject to certain modifications. La. R. S. 47:287.61-.63 Modifications to federal taxable income are contained in La R. S. 47:287.71-.73 and 47:287.738-.746.  Absent any specific modifications contained within these sections, Louisiana corporate taxable income is equivalent to federal taxable income.  Since gains and losses realized by parties to a reorganization, as defined by federal statutes, are not specifically identified as modifications to federal gross income or deductions, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to parties to a reorganization.  Since gains and losses realized by corporate shareholders in a reorganization are not specifically identified as modifications to federal gross income or deductions, nor are there any modifications with respect to the determination of basis or the holding period of stock received in a reorganization, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Code with respect to corporate depositors and shareholders.

La. R. S. 47:290 provides that such part (Part III) is intended to conform the Louisiana individual income tax law with the Code, except as otherwise expressly provided.  La. R. S. 47:293(1) defines Louisiana adjusted gross income as adjusted gross income as reported for federal purposes.  La. R. S. 47:293(6) defines Louisiana taxable income as Louisiana adjusted gross income with specific modifications listed therein.  None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization.  The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect individual depositors and shareholders.

Boards of Directors
May 9, 2008

La. R. S. 47:300.4 states that such part (Part VI) is intended to conform the Louisiana fiduciary income tax law with the Code, except as otherwise expressly provided.  La R. S. 47:300.6-.7 define Louisiana taxable income of resident and non-resident fiduciaries, respectively, as taxable income determined in accordance with federal law, with specific modifications listed therein.  None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization.  The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect fiduciary depositors and shareholders.

La. R. S. 47:203 states that partnerships shall compute taxable income in the same manner as in the case of individuals, with certain listed modifications.  As none of the modifications relate to reorganization provisions of the Code, and abased upon the above analysis of individuals, the same conclusions would apply with respect to depositors and shareholders which are partnerships.

La. R. S. 12:1368 states that, for Louisiana income tax purposes, limited liability companies shall be treated and taxed in the same manner as treated and taxed for federal purpose.  Therefore, regardless of corporate or partnership federal income tax treatment, based upon the above analysis of each, the same conclusion would apply with respect to depositors and shareholders that are limited liability companies.

OPINIONS

In rendering our opinion herein, we have relied upon the Opinion prepared by Elias, Matz, Tiernan & Herrick L.L.P.

Because stock savings and loan associations are not subject to Louisiana income taxes, no income will be recognized for Louisiana income tax purposes by the Association as a result of the receipt of assets in the Mid-Tier Holding Company Merger and the Mutual Holding Company Merger, respectively, nor as a result of being a party to the Association Merger resulting in the receipt of assets from another part to the reorganization.

Because of the Mutual Holding Company’s and the Mid-Tier Holding Company’s changes in form of operations to interim federal stock savings associations should constitute a reorganization under section 368(a)(1)(F) of the Code, and the Mid-Tier Holding Company Merger and the Mutual Holding Company Merger each qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and because the Association Merger qualifies as a reorganization within the meaning of Section 368(a)(2)(E) of the Code, it is also our opinion that for Louisiana income tax purposes:

(1)	no gain or loss will be recognized by the Mutual Holding Company or the Mid-Tier Holding Company upon the conversions to interim federal stock savings associations;

Boards of Directors
May 9, 2008

(2)	no gain or loss will be recognized by the Mutual Holding Company or the Mid-Tier Holding Company pursuant to the Mid-Tier Holding Company merger and the Mutual Holding Company Merger, respectively;

(3)	no gain or loss will be recognized by Interim upon the transfer of its assets to the Association pursuant to the Association Merger;

(4)	no gain or loss will be recognized by the Holding Company upon the deemed receipt of the Mid-Tier Holding Company Common Stock solely in exchange for the Holding Company Common Stock;

(5)	no gain or loss will be recognized by the Mid-Tier Holding Company Public Shareholders upon the receipt of the Holding Company Common Stock;

(6)
the basis of the Holding Company stock to be received by the Public Shareholders will be the same as the basis of Mid-Tier Holding Company Common Stock surrendered before giving effect to any payment of cash in lieu of fractional shares;

(7)
the holding period of Holding Company Common Stock to be receive by the Public Shareholders will include the holding period of the Mid-Tier Holding Company Common Stock, provided that the Mid-Tier Holding Company Common Stock was held as a capital asset on the date of the exchange;

(8)	no gain or loss will be recognized by the Holding Company upon the sale of the Holding Company Common Stock to purchasers in the Offerings;

(9)
it is more likely than not that the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors will not recognize gain upon the issuance to them of (i) withdrawable savings accounts in the Association following the Conversion and Reorganization, (ii) the Liquidation Account interests at the Association, and (iii) nontransferable subscription rights to purchase Conversion Stock; and

(10)
the tax basis to the holders of Conversion Stock purchased in the Offerings will be the amount paid therefor and the holding period for such shares will begin on the date of exercise of the subscription rights if purchased through the exercise of subscription rights.  If purchased in the Community Offering, the holding period for such stock will begin on the day after the date of purchase.  The tax basis of Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors interests in:  (i) the depositors’ deposit accounts in the Association immediately after the Conversion and Reorganization will be the same as the basis of their deposit accounts immediately prior to the Conversion and Reorganization; and (ii) the tax basis in the liquidation account will be zero.

If the non-transferable subscription rights to purchase Holding Company Common Stock are found to have an ascertainable fair market value grater than zero, Louisiana income may be recognized by the same partiers and in the same amounts as for Federal purposes.

Boards of Directors
May 9, 2008

CONCLUSIONS

This opinion sets forth our views based upon the completeness and accuracy of the information made available to us and any assumptions of fact that were included.  Our opinion relies upon the relevant provisions of the Code, the Louisiana Revised Statutes, the regulations thereunder, and judicial and administrative interpretation thereof, which are subject to change or modifications by subsequent legislative, regulatory, administrative or judicial decisions.  Any such changes could be retroactive in effect and, therefore, could affect the validity of our opinions.  We undertake no responsibility to update our opinions in the event of any such change or modifications.

CONSENT

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 (“Form S-1”) filed by the Holding Company with the Securities and Exchange Commission, as an exhibit to the Mutual Holding Company’s Application for Conversion on Form AC filed with the OTS (“Form AC”), and the holding company application on Form H-(e)1-S filed by the Holding Company with the OTS (“Form H-(e)1-S”), and to the references to our firm in the Prospectus which is part of the Form S-1, the Form AC and the Form H-(e)1-S.

Sincerely,

LaPorte, Sehrt, Romig & Hand

Bruce S. Prendergast, CPA
Director